                                                               EXHIBIT (a)(1)(A)

                           OFFER TO PURCHASE FOR CASH

                                       BY

                               WOLOHAN LUMBER CO.
                   UP TO 1,500,000 SHARES OF ITS COMMON STOCK
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                              AT $15.00 PER SHARE

  THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M.,
   EASTERN TIME, ON FRIDAY, SEPTEMBER 21, 2001, UNLESS THE OFFER IS EXTENDED.

     Wolohan Lumber Co., a Michigan corporation, invites its shareholders to tender up to 1,500,000 shares of its common stock, $1.00 par value per share, for purchase by it at a price of $15.00 per share, net to the seller in cash, without interest.

     Only shares properly tendered and not properly withdrawn, will be purchased. However, because of the "odd lot" priority, proration and conditional tender provisions described in this Offer to Purchase, all of the shares tendered may not be purchased if more than the number of shares we seek are properly tendered. Shares not purchased in the offer will be returned as promptly as practicable following the Expiration Date. See Section 3.

     We reserve the right, in our sole discretion, to purchase more than 1,500,000 shares pursuant to the offer. See Section 1.

     THIS OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THIS OFFER, HOWEVER, IS SUBJECT TO OTHER CONDITIONS. SEE SECTION 7.

     The shares of common stock are listed and traded on The Nasdaq Stock Market under the symbol "WLHN". On August 2, 2001, the last full trading day before announcement of the offer, the last reported sale price of the shares on The Nasdaq Stock Market was $12.70. Shareholders are urged to obtain current market quotations for the shares. See Section 8.

     OUR BOARD OF DIRECTORS HAS APPROVED THIS OFFER. HOWEVER, NEITHER WE NOR OUR BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

                                   ----------

Purchase Offer dated August 7, 2001

                                   IMPORTANT

     If you wish to tender all or any part of the shares registered in your name, you must do one of the following before the offer expires:

     - Follow the instructions described in Section 3 carefully, including completing a Letter of Transmittal in accordance with the instructions and delivering it, along with your share certificates and any other required items, to Registrar and Transfer Company, the Depositary; or

     - If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee if you desire to tender your shares and request that the nominee tender them for you.

     Any shareholder who desires to tender shares and whose certificates for the shares are not immediately available or cannot be delivered to the Depositary or who cannot comply with the procedure for book-entry transfer or whose other required documents cannot be delivered to the Depositary prior to expiration of the offer must tender the shares pursuant to the guaranteed delivery procedure set forth in Section 3.

     TO PROPERLY TENDER SHARES, YOU MUST VALIDLY COMPLETE THE LETTER OF TRANSMITTAL.

     If you have questions, need assistance or require additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery, you should contact MacKenzie Partners, Inc., the Information Agent for the offer, at its address and telephone numbers set forth on the back cover of this Offer to Purchase.

     WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR GIVES ANY INFORMATION OR REPRESENTATION, YOU MUST NOT RELY UPON THAT RECOMMENDATION, INFORMATION OR REPRESENTATION AS HAVING BEEN AUTHORIZED BY US.
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                                SUMMARY OF TERMS

     We are providing this summary of terms for your convenience. It highlights material information in this document, but you should realize that it does not describe all of the details of the offer to the same extent described in this document. We urge you to read the entire document and the related Letter of Transmittal because they contain the full details of the offer. Where helpful, we have included references to the sections of this document where you will find a more complete discussion.

WHO IS OFFERING TO PURCHASE MY SHARES?

     We are Wolohan Lumber Co. We are offering to purchase up to 1,500,000 shares of our common stock and the associated common stock purchase rights. No separate consideration will be paid for these rights.

WHY IS WOLOHAN OFFERING TO PURCHASE MY SHARES?

     We are making the offer to afford to those shareholders who desire liquidity an opportunity to sell all or a portion of their shares without the usual transaction costs associated with open market sales. The offer also gives shareholders an opportunity to sell their shares at a price greater than the prevailing market price of the shares immediately prior to the announcement of the offer. After the offer is completed we expect to have sufficient cash flow and access to other sources of capital to fund our working capital, physical plant and other needs related to current operations in the foreseeable future.

WHAT WILL THE PURCHASE PRICE FOR THE SHARES BE AND WHAT WILL BE THE FORM OF PAYMENT?

     The purchase price will be $15.00 per share. We will pay the purchase price in cash, without interest, for all the shares we purchase under the tender offer.

HOW MANY SHARES WILL WOLOHAN PURCHASE?

     We will purchase 1,500,000 shares in the tender offer or such lesser number of shares as are properly tendered. 1,500,000 shares represents approximately 45% of our outstanding common stock. We will not pay any additional consideration for the common stock purchase rights. If more than 1,500,000 shares are tendered, all shares tendered will be purchased on a pro rata basis, except for "odd lots" (holders of less than 100 shares), which will be purchased on a priority basis. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares. We also expressly reserve the right to purchase more than 1,500,000 shares pursuant to the Offer to Purchase subject to applicable legal requirements. The offer is not conditioned on any minimum number of shares being tendered by shareholders. See
Section 1.

HOW WILL WOLOHAN PAY FOR THE SHARES?

     We will need a maximum of $22,500,000 to purchase 1,500,000 shares. We intend to fund the purchase price from our cash on hand and from borrowings under our bank credit facility. See Section 9.

HOW LONG DO I HAVE TO TENDER MY SHARES?

     You may tender your shares until the tender offer expires. The offer will expire on Friday, September 21, 2001, at 5:00 p.m., Eastern time, unless we extend the offer. We may choose to extend the offer at any time. We cannot assure you, however, that we will extend the offer or, if we extend it, for how long. See Sections 1 and 15.

HOW WILL I BE NOTIFIED IF WOLOHAN EXTENDS THE OFFER?

     If the offer is extended, we will make a public announcement of the extension no later than 9:00 a.m. on the first business day after the previously scheduled expiration of the offer period. See Section 15.

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ARE THERE ANY CONDITIONS TO THE OFFER?

     Yes. Our obligation to accept and pay for your tendered shares depends upon the satisfaction or waiver of a number of conditions, including:

     - No significant decrease in the price of our common stock or in the price of equity securities generally and no adverse changes in the U.S. stock markets or credit markets shall have occurred during this offer.

     - No legal action shall have been threatened, pending or taken, that might adversely affect the offer.

     - No one shall have proposed, announced or made a tender or exchange offer (other than this offer), merger, business combination or other similar transaction involving us.

     - No material change in our business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership shall have occurred during this offer.

     For more information on conditions to the offer, see Section 7.

HOW DO I TENDER MY SHARES?

     To tender your shares, prior to 5:00 p.m., Eastern time, on Friday, September 21, 2001 unless the offer is extended:

     - you must deliver your share certificate(s) and a properly completed and duly executed Letter of Transmittal to the Depositary at the address appearing on the back cover page of this Offer to Purchase; or

     - the Depositary must receive a confirmation of receipt of your shares by book-entry transfer and a properly completed and duly executed Letter of Transmittal or the other documents described in this Offer to Purchase; or

     - you must comply with the guaranteed delivery procedure outlined in
       Section 3.

     You may also contact the Information Agent or your broker for assistance. The contact information for the Information Agent is set forth on the back cover page of this Offer to Purchase. See Section 3 and the instructions to the Letter of Transmittal.

ONCE I HAVE TENDERED SHARES IN THE OFFER, CAN I WITHDRAW MY TENDERED SHARES?

     Yes. You may withdraw your tendered shares at any time before 5:00 p.m., Eastern time, on Friday, September 21, 2001, unless we extend the offer, in which case you can withdraw your shares until the expiration of the offer as extended. In addition, if we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares at any time after 5:00 p.m., Eastern time, on Friday, September 21, 2001. See Section 4.

HOW DO I WITHDRAW SHARES I PREVIOUSLY TENDERED?

     To withdraw your shares, you must deliver on a timely basis a written, telegraphic or facsimile notice of your withdrawal to the Depositary at the address appearing on the back cover page of this Offer to Purchase. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of the shares. Some additional requirements apply if the certificates for shares to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See Section 4.

IN WHAT ORDER WILL TENDERED SHARES BE PURCHASED?

     First, we will purchase shares from all holders of "odd lots" of less than 100 shares who properly tender all of their shares. Second, after purchasing all shares from the "odd lot" holders, we will purchase shares from
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all other shareholders who properly tender shares on a pro rata basis, subject to the conditional tender provisions described in Section 6. If more than the number of shares we seek are tendered, all of the shares that you tender in the offer may not be purchased. See Section 1.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

     Shareholders who determine not to accept the offer will increase their proportionate interest in our equity, and therefore our future earnings and assets, subject to our right to issue additional shares and other equity securities in the future.

WHAT DO WOLOHAN AND ITS BOARD OF DIRECTORS THINK OF THE OFFER?

     Our Board of Directors has approved this offer. However, neither we nor our Board of Directors is making any recommendation whether you should tender or refrain from tendering your shares. You must decide whether to tender your shares and, if so, how many shares to tender. You should discuss whether to tender your shares with your broker or other financial advisor. The directors and executive officers have advised us that they do not intend to tender any of their shares in the offer. However the Wolohan Family Trust, of which James L. Wolohan, President and Chief Executive Officer of the company is a Co-Trustee, intends to conditionally tender that number of shares required in order to obtain capital gain treatment for federal income tax purposes, but in no event to exceed 600,000 shares. See Section 2.

WHEN WILL WOLOHAN PAY ME FOR THE SHARES I TENDER?

     We will pay the purchase price, in cash, without interest, for the shares we purchase as promptly as practicable after the expiration of the offer and the acceptance of the shares for payment. See Sections 1 and 5.

WHAT IS THE RECENT MARKET PRICE OF MY SHARES?

     On August 2, 2001, the last full trading day before the announcement of the offer, the last reported sale price of the shares on The Nasdaq Stock Market was $12.70. You are urged to obtain current market quotations for your shares.

WILL I HAVE TO PAY BROKERAGE COMMISSIONS IF I TENDER MY SHARES?

     If you are a registered shareholder and you tender your shares directly to the Depositary, you will not incur any brokerage commission. If you hold shares through a broker or bank, we urge you to consult your broker or bank to determine whether transaction costs are applicable. See the Introduction and
Section 3.

WHAT ARE THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IF I TENDER MY
SHARES?

     Generally, you will be subject to United States federal income taxation when you receive cash from us in exchange for the shares you tender. The receipt of cash for your tendered shares will generally be treated either as (1) a sale or exchange eligible for capital gains treatment or (2) a dividend subject to ordinary income tax rates. See Section 14.

WILL I HAVE TO PAY STOCK TRANSFER TAX IF I TENDER MY SHARES?

     If you instruct the Depositary in the related Letter of Transmittal to make the payment for the shares to the registered holder, you will not incur any stock transfer tax. See Section 5.

WHOM DO I CONTACT IF I HAVE QUESTIONS ABOUT THE OFFER?

     The Information Agent can help answer your questions. The Information Agent is MacKenzie Partners, Inc. Its contact information is set forth on the back cover page of this Offer to Purchase.

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

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
FORWARD LOOKING STATEMENTS..........................................      5
INTRODUCTION........................................................      6
THE OFFER...........................................................      8
  1.    Number of Shares............................................      8
  2.    Purpose of the Offer; Certain Effects of the Offer..........      9
  3.    Procedures for Tendering Shares.............................     12
  4.    Withdrawal Rights...........................................     15
  5.    Purchase of Shares and Payment of Purchase Price............     16
  6.    Conditional Tender of Shares................................     17
  7.    Conditions of the Offer.....................................     18
  8.    Price Range of Shares; Dividends; Rights Plan...............     20
  9.    Interests of Directors and Executive Officers; Transactions
        and Arrangements
        Concerning the Shares.......................................     21
 10.    Source and Amount of Funds..................................     22
 11.    Certain Information Concerning Us...........................     23
 12.    Effects of the Offer on the Market for Shares; Registration
        Under the Exchange Act......................................     29
 13.    Certain Legal Matters; Regulatory Approvals.................     29
 14.    Certain United States Federal Income Tax Consequences.......     30
 15.    Extension of the Offer; Termination; Amendment..............     32
 16.    Fees and Expenses...........................................     33
 17.    Miscellaneous...............................................     33

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

                           FORWARD LOOKING STATEMENTS

     This Offer to Purchase, the Introduction, Sections 2, 11 and 14 and documents incorporated by reference contain statements that are not historical facts and constitute projections, forecasts or forward-looking statements. These statements may be identified by the use of forward-looking words or phrases such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "may" and "should". These statements are not guarantees of performance. They are inherently subject to known and unknown risks, uncertainties and assumptions that could cause our future results and shareholder value to differ materially from those expressed in these statements. Our actual actions or results may differ materially from those expected or anticipated in the forward-looking statements. Specific factors that might cause such a difference, include, but are not limited to:

     - fluctuations in customer demand and spending;

     - expectations of future volumes and prices for our products;

     - the level of competition we experience in our business and its effect on pricing;

     - seasonality of operating results;

     - prevailing economic conditions affecting the retail lumber and building materials markets; and

     - other uncertainties, all of which are difficult to predict and many of which are beyond our control.

     We undertake no obligation to make any revision to the forward-looking statements contained in this Offer to Purchase or to update them to reflect events or circumstances occurring after the date of this Offer to Purchase

     Please be advised that the safe harbor protections of the Private Securities Litigation Reform Act of 1995 are not applicable to statements made in connection with a tender offer.

TO THE HOLDERS OF OUR COMMON STOCK:

                                  INTRODUCTION

     Wolohan Lumber Co., a Michigan corporation, invites its shareholders to tender shares of our common stock, $1.00 par value per share, for purchase by it. We are offering to purchase up to 1,500,000 shares at a price of $15.00 per share, net to the seller in cash, without interest.

     Our offer is being made upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal which, as they may be amended or supplemented from time to time, together constitute this offer. All shares tendered and purchased will include the tender and purchase of the associated common stock purchase rights issued pursuant to the Rights Agreement dated as of February 16, 2000, between us and Registrar and Transfer Company, as rights agent, and, unless the context otherwise requires, all references in this document to shares include the associated common stock purchase rights.

     Only shares properly tendered and not properly withdrawn will be purchased. However, because of the "odd lot" priority, proration and conditional tender provisions described in this Offer to Purchase, all of the shares tendered may not be purchased if more than the number of shares we seek are tendered. We will return shares tendered that we do not purchase because of proration or conditional tenders as promptly as practicable following the Expiration Date. See Section 3.

     We reserve the right, in our sole discretion, to purchase more than 1,500,000 shares pursuant to the offer, subject to certain limitations and legal requirements. See Sections 1 and 15.

     The offer is not conditioned on any minimum number of shares being tendered. The offer is, however, subject to other conditions. See Section 7.

     Our Board of Directors has approved this offer. However, neither we nor our Board of Directors is making any recommendation whether you should tender or refrain from tendering your shares. You must make your own decision whether to tender your shares and, if so, how many shares to tender. In deciding whether to tender you should consider our reasons for making this offer and other available information about us. Our directors and executive officers have advised us that they do not intend to tender any shares in the offer. However the Wolohan Family Trust, of which James L. Wolohan, President and Chief Executive Officer of the company is a Co-Trustee, intends to conditionally tender that number of shares required in order to obtain capital gain treatment for federal income tax purposes, but in no event to exceed 600,000 shares. See Section 2.

     We are making the offer to afford to those shareholders who desire liquidity an opportunity to sell all or a portion of their shares without the usual transaction costs associated with open market sales. The offer also gives shareholders an opportunity to sell their shares at a price greater than the prevailing market price of the shares immediately prior to the announcement of the offer. After the offer is completed we expect to have sufficient cash flow and access to other sources of capital to fund our working capital, physical plant and other needs related to current operations in the foreseeable future.

     If at the expiration of the offer, more than 1,500,000 shares (or such greater number of shares as we may elect to purchase) are properly tendered and not properly withdrawn, we will buy shares first from all Odd Lot Holders (as defined in Section 1) who properly tender all their shares and second, on a pro rata basis from all other shareholders who properly tender shares, other than shareholders who tender conditionally, and for whom the condition is not satisfied. See Section 1.

     If you tender shares in the offer, your tender will include a tender of the common stock purchase rights associated with your tendered shares. No separate consideration will be paid for these rights. See Section 8.

     The purchase price will be paid net to the tendering shareholder in cash, without interest, for all shares purchased. Tendering shareholders who hold shares registered in their own names and who tender their shares directly to the Depositary will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 7 of the Letter of Transmittal, stock transfer taxes on our purchase of shares in the offer.

Shareholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs may apply if shareholders tender shares through the brokers or banks and not directly to the Depositary. Also, any tendering shareholder or other payee who fails to complete, sign and return to the Depositary the Substitute Form W-9 that is included as part of the Letter of Transmittal or Form W-8 obtained from the Depository may be subject to required United States federal income tax backup withholding equal to 31% of the gross proceeds payable to the tendering shareholder or other payee pursuant to the offer. See Section 3.

     We will pay the fees and expenses incurred in connection with the offer by Registrar and Transfer Company, the Depositary for this offer, and MacKenzie Partners, Inc., the Information Agent for this offer.

     As of August 7, 2001, we had 3,305,206 issued and outstanding shares, and 502,885 shares reserved for issuance as performance shares and upon exercise of outstanding stock options. The 1,500,000 shares that we are offering to purchase pursuant to the offer represent approximately 45% of our shares outstanding on August 7, 2001. The shares are listed and traded on The Nasdaq Stock Market under the symbol "WLHN." On August 2, 2001, the last full trading day before the announcement of the offer, the last reported sale price of the shares as reported on The Nasdaq Stock Market was $12.70. Shareholders are urged to obtain current market quotations for the shares. See Section 8.

                                   THE OFFER

1. NUMBER OF SHARES.

     Upon the terms and subject to the conditions of the offer, we will purchase 1,500,000 shares, or the lesser number of shares that are properly tendered and not properly withdrawn in accordance with Section 4 before the Expiration Date, as defined below, at a price of $15.00 per share, net to the seller in cash, without interest.

     The term "Expiration Date" means 5:00 p.m., Eastern time, on Friday, September 21, 2001. We may, in our sole discretion, extend the period of time during which the offer will remain open. In the event of an extension, the term "Expiration Date" will refer to the latest time and date at which the offer, as extended by us, will expire. See Section 15 for a description of our right to extend, delay, terminate or amend the offer.

     Because of the "odd lot" priority, proration and conditional tender provisions, all of the shares tendered may not be purchased if more than the number of shares we seek are properly tendered. All shares tendered and not purchased pursuant to the offer and shares not purchased because of proration or conditional tenders, will be returned to the tendering shareholders at our expense as promptly as practicable following the Expiration Date.

     We reserve the right to purchase more than 1,500,000 shares pursuant to the offer. In accordance with applicable regulations of the Securities and Exchange Commission, we may purchase pursuant to the offer an additional number of shares not to exceed 2% of the outstanding shares without amending or extending the offer. See Section 15.

     In the event of an oversubscription of the offer, shares tendered before the Expiration Date will be subject to proration, except for Odd Lots (as defined below).

     If we (1) increase the price that may be paid for shares above $15.00 per share, (2) increase the number of shares that we may purchase in the offer by more than 2% of our outstanding shares, or (3) decrease the number of shares that we may purchase in the offer, then the offer must remain open for at least ten business days following the date that notice of the increase or decrease is first published, sent or given in the manner specified in Section 15.

     The offer is not conditioned on any minimum number of shares being tendered. The offer is, however, subject to other conditions. See Section 7.

     Priority of Purchases. If more than 1,500,000 shares (or a greater number of shares as we may elect to purchase) have been properly tendered and not properly withdrawn before the Expiration Date, we will purchase properly tendered shares on the basis set forth below:

     - First, we will purchase all shares tendered by any Odd Lot Holder (as defined below) who:

          (1) tenders all shares owned beneficially or of record by the Odd Lot Holder (tenders of less than all of the shares owned by the Odd Lot Holder will not qualify for this preference); and

          (2) completes the section entitled "Odd Lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

     - Second, after the purchase of all of the shares properly tendered by Odd Lot Holders, subject to the conditional tender provisions described in
       Section 6, we will purchase all other shares tendered on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described below.

Therefore, if more than the number of shares we seek are tendered, all of the shares that a shareholder tenders in the offer may not be purchased.

     Odd Lots. The term "Odd Lots" means all shares tendered by any person (an "Odd Lot Holder") who owned beneficially or of record a total of fewer than 100 shares and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. To qualify for this preference, an Odd Lot Holder must tender all shares owned by the Odd Lot Holder in accordance with the procedures described in Section 3. Odd Lots will be accepted for payment before any proration of the purchase of other
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

tendered shares. This preference is not available to partial tenders or to beneficial or record holders of an aggregate of 100 or more shares, even if these holders have separate accounts or certificates representing fewer than 100 shares. By tendering in the offer, an Odd Lot Holder who holds shares in its name and tenders its shares directly to the Depositary would avoid the payment of brokerage commissions in a sale of the holder's shares. Any Odd Lot Holder wishing to tender all of the shareholder's shares pursuant to the offer should complete the section entitled "Odd Lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

     We also reserve the right, but will not be obligated, to purchase all shares properly tendered by any shareholder who tenders any shares owned beneficially or of record, and who, as a result of proration, would then own beneficially or of record, an aggregate of fewer than 100 shares. If we exercise this right, we will increase the number of shares that we are offering to purchase in the offer by the number of shares purchased through the exercise of this right. We estimate the number of odd lot record holders to be approximately 300.

     Proration. If proration of tendered shares is required, we will determine the proration factor as promptly as practicable following the Expiration Date. Proration for each shareholder tendering shares, other than Odd Lot Holders, will be based on the ratio of the number of shares tendered by the shareholder to the total number of shares tendered by all shareholders, other than Odd Lot Holders. Because of the difficulty in determining the number of shares properly tendered and not properly withdrawn, and because of the Odd Lot procedure described above and the conditional tender procedure described in Section 6, we do not expect that we will be able to announce the final proration factor or commence payment for any shares purchased pursuant to the offer until about seven business days after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date. After the Expiration Date, shareholders may obtain preliminary proration information from the Information Agent and also may be able to obtain the information from their brokers.

     As described in Section 14, the number of shares that we will purchase from a shareholder pursuant to the offer may affect the United States federal income tax consequences to the shareholder of the purchase and, therefore, may be relevant to a shareholder's decision whether or not to tender shares. The Letter of Transmittal affords each tendering shareholder the opportunity to designate the order of priority in which shares tendered are to be purchased in the event of proration.

     This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of the shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on our shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares.

2. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER

     We are making the offer to afford to those shareholders who desire liquidity an opportunity to sell all or a portion of their shares without the usual transaction costs associated with open market sales.

     Our Board of Directors believes that, given our businesses, assets and prospects, the purchase of the shares pursuant to the offer is an attractive investment that will benefit us and our remaining shareholders. The offer provides shareholders who are considering a sale of all or a portion of their shares the opportunity to sell those shares for cash to us without the usual costs associated with a market sale. The offer gives shareholders an opportunity to sell their shares at a price greater than the prevailing market prices of the shares immediately prior to the announcement of the offer. Shareholders who determine not to accept the offer will increase their proportionate interest in our equity, and therefore our future earnings and assets, subject to our right to issue additional shares and other equity securities in the future.

     On July 25, 1998, our Board of Directors authorized the repurchase of up to
1.5 million shares of common stock from time to time at the discretion of the management on the open market, in privately negotiated transactions or otherwise and on April 30, 1999 authorized the repurchase of an additional one million shares. Such authorization was based upon the determination of the Board of Directors that company repurchases of shares would provide a liquidity opportunity for those shareholders wishing to dispose of their shares and enhance shareholder value for the remaining shareholders, and that such repurchases would be in the best interests of Wolohan and its shareholders. Since September 26, 1998 we have repurchased the following number of shares in the fiscal quarters indicated and at the average purchase price shown below:

                                                                  RANGE OF
                                                  NUMBER OF       PURCHASE        AVERAGE PURCHASE
                                                   SHARES        PRICE PAID       PRICE PER SHARE
                                                  ---------      ----------       ----------------
1998
  Fourth Quarter................................    325,466    $11.25 - $13.13         $13.06
1999
  First Quarter.................................    218,106     12.75 -  13.00          12.92
  Second Quarter................................     69,359     11.75 -  12.88          12.31
  Third Quarter.................................     33,505     12.50 -  13.00          12.91
  Fourth Quarter................................    218,056     12.00 -  13.00          12.71
2000
  First Quarter.................................    102,663     11.13 -  13.00          12.31
  Second Quarter................................    221,008      9.75 -  11.00          10.64
  Third Quarter.................................    102,452     10.06 -  11.00          10.60
  Fourth Quarter................................  1,227,588     10.00 -  12.00          11.94
2001
  First Quarter.................................     47,111     10.00 -  11.56          10.32
  Second Quarter................................     48,994      9.72 -  11.38           9.73
  Third Quarter (through August 7, 2001)........        -0-

     On November 9, 2000, we commenced a tender offer to purchase up to 1,500,000 shares of our common stock at a purchase price not greater than $12.00 nor less than $10.00 a share. At the termination of the tender offer on December 15, 2000, we purchased 1,189,113 shares at a price of $12.00 per share.

     Over the past several years, we have divested certain operating assets that no longer fit with the company's current strategic focus to concentrate on professional builders and large project-oriented customers. Consistent with this focus, we have also eliminated or reduced certain products previously sold to the do-it-yourself home improvement market. The redeployment of these assets has resulted in an accumulation of cash on the company's balance sheet. We have determined that this cash is significantly more than will be necessary to fund our working capital, physical plant, and other needs related to current operations in the foreseeable future. Moreover, we have analyzed a variety of other alternatives for utilizing this cash, including potential opportunities for acquisitions. Our management does not view any of these alternatives to be in the best interest of enhancing shareholder value at this time and we therefore are seeking to utilize the cash to deliver value directly to our shareholders.

     The additional funds required to complete our offer will be provided from borrowings incurred by us under our bank credit facility. See Section 10.

     Our management has elected to pursue the offer as a means of delivering value to shareholders because it is a potentially tax-efficient event as compared to other alternatives such as a special cash dividend. This tax efficiency is a result of dividends being treated as ordinary income to shareholders whereas the sale of tendered shares may result in lower taxation for many shareholders because gains realized may be taxed at capital gains rates. While no guarantees exist with respect to such tax treatment (see Section
14), our management believed the likelihood of these conditions being met to be high enough to warrant recommendation of the offer to the Board of Directors.

     We believe that after the offer is completed, we will have sufficient cash flow and access to other sources of capital in order to fund our working capital needs and provide for our current capital expenditure requirements. Future events may adversely or materially affect our business, expenses or prospects and could affect our available cash or the availability or cost of external financial resources.

     Our Board has approved the offer. However, neither we nor our Board of Directors makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares, and neither of them have authorized any person to make any recommendation. Shareholders are urged to evaluate carefully all information in the offer, consult with their own investment and tax advisors and make their own decision whether to tender and, if so, how many shares to tender. We have been advised that none of our directors or executive officers intends to tender any of their shares pursuant to this offer. However the Wolohan Family Trust, of which James L. Wolohan, President and Chief Executive Officer of the company is a Co-Trustee, intends to conditionally tender that number of shares required in order to obtain capital gain treatment for federal income tax purposes, but in no event to exceed 600,000 shares.

     Certain Effects of the Offer. Upon the completion of the offer, non-tendering shareholders will realize a proportionate increase in their relative ownership interest in our company and, thus, in our future earnings and assets, subject to our right to issue additional shares and other equity securities in the future. Shareholders may be able to sell non-tendered shares in the future on Nasdaq or otherwise, at a net price significantly higher than the purchase price in the offer. We can give no assurance, however, as to the price at which a shareholder may be able to sell his or her shares in the future, which may be higher or lower than the purchase price paid by us in this offer.

     Shares that we acquire in this offer will be restored to the status of authorized but unissued shares and will be available for us to issue in the future without further shareholder action (except as required by applicable law or Nasdaq rules) for all purposes, such as the acquisition of other businesses or the raising of additional capital for use in our business. We have no current plans for the issuance of shares repurchased pursuant to this offer.

     The offer likely will reduce our "public float" (the number of shares owned by non-affiliate shareholders and available for trading in the securities markets). This reduction in public float may result in lower stock prices or reduced liquidity in the trading market for our common stock following the completion of the offer.

     Except as disclosed in this Offer to Purchase, we currently have no plans, proposals or negotiations underway other than what has previously been disclosed that relate to or would result in:

     - any extraordinary transaction, such as a merger, reorganization or liquidation, involving us;

     - any purchase, sale or transfer of a material amount of our assets;

     - any material change in amounts we have available for borrowing under our line of credit;

     - any change in our present Board of Directors or management or any plans or proposals to change the number or the term of directors or to change any material term of the employment contract of any executive officer;

     - any material change in our present dividend rate or policy or our indebtedness or our capitalization, corporate structure or business;

     - any class of our equity securities being delisted by Nasdaq or cease to be authorized to be quoted in an automated quotations system operated by a national securities association;

     - any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act");

     - the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;

     - the acquisition or disposition by any person of our securities; or

     - any changes in our articles of incorporation, bylaws or other governing instruments or other actions that could impede the acquisition of control of us.

     Subsequent to the offer, we intend to consider periodically additional purchases of shares pursuant to one or more open-market purchase programs. As a result, we may in the future, purchase additional shares in the open market, in private transactions, through tender offers or otherwise, subject to the approval of our Board.

Future purchases may be on the same terms as this offer or on terms that are more or less favorable to shareholders than the terms of this offer. However, Rule 13e-4 under the Exchange Act prohibits us and our affiliates from purchasing any shares, other than pursuant to the offer, until at least ten business days after the Expiration Date. Any future purchases by us will depend on many factors, including:

     - the market price of the shares at that time;

     - the results of this offer;

     - our business and financial position; and

     - general economic and market conditions.

3. PROCEDURES FOR TENDERING SHARES.

     Proper Tender of Shares. For shares to be tendered properly pursuant to the offer, either (1) or (2) below must happen:

          (1) the certificates for the shares, or confirmation of receipt of the shares pursuant to the procedure for book-entry transfer set forth below, together with (a) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), including any required signature guarantees, (b) an Agent's Message (as defined below) in the case of a book-entry transfer or (c) the specific acknowledgement in the case of a tender through the Automated Tender Offer Program (as described below) of the Book-Entry Transfer Facility (as defined below), and any other documents required by the Letter of Transmittal, must be received before 5:00 p.m., Eastern time, on the Expiration Date by the Depositary at its address set forth on the back cover of this Offer to Purchase; or

          (2) the tendering shareholder must comply with the guaranteed delivery procedure set forth below.

     Odd Lot Holders who tender all their shares must also complete the section captioned "Odd Lots" in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, to qualify for the preferential treatment available to Odd Lot Holders as set forth in Section 1.

     Shareholders who hold shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs may apply if shareholders tender shares through the brokers or banks and not directly to the Depositary.

     Signature Guarantees and Method of Delivery. No signature guarantee is required if:

          (1) the Letter of Transmittal is signed by the registered holder of the shares (which term, for purposes of this Section 3, will include any participant in The Depository Trust Company (the "Book-Entry Transfer Facility") whose name appears on a security position listing as the owner of the shares) tendered and the holder has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal; or

          (2) shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity that is an "eligible guarantor institution," as the term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing constitutes an "Eligible Institution"). See Instruction 1 of the Letter of Transmittal.

     If a certificate for shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or shares not purchased or tendered are to be issued, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case, signed exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an Eligible Institution.

     In all cases, payment for shares tendered and accepted for payment pursuant to the offer will be made only after timely receipt by the Depositary of certificates for the shares (or a timely confirmation of the book-entry transfer of the shares into the Depositary's account at the Book-Entry Transfer Facility as described above), a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), an Agent's Message in the case of a book-entry transfer or the specific acknowledgment in the case of a tender through the Automated Tender Offer Program of the Book-Entry Transfer Facility, and any other documents required by the Letter of Transmittal.

     The method of delivery of all documents, including certificates for shares, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering shareholder. If delivery is by mail, we recommend that shareholders use registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to ensure timely delivery.

     Book-Entry Delivery. The Depositary will establish an account with respect to the shares for purposes of the offer at the Book-Entry Transfer Facility within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of the shares by causing the Book-Entry Transfer Facility to transfer shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for transfer. Although delivery of shares may be effected through a book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, either (1) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), with any required signature guarantees, an Agent's Message in the case of a book-entry transfer or the specific acknowledgement in the case of a tender through the Automated Tender Offer Program of the Book-Entry Transfer Facility, and any other required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date, or (2) the guaranteed delivery procedure described below must be followed. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

     The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgement from the participant in the Book-Entry Transfer Facility tendering shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against the participant.

     Participants in the Book-Entry Transfer Facility may tender their shares in accordance with the Automated Tender Offer Program to the extent it is available to them for the shares they wish to tender. A shareholder tendering through the Automated Tender Offer Program must expressly acknowledge that the shareholder has received and agreed to be bound by the Letter of Transmittal and that the Letter of Transmittal may be enforced against them.

     Guaranteed Delivery. If a shareholder desires to tender shares pursuant to the offer and the shareholder's share certificates are not immediately available or cannot be delivered to the Depositary before the Expiration Date (or the procedure for book-entry transfer cannot be completed on a timely basis), or if time will not permit all required documents to reach the Depositary before the Expiration Date, the shares still may be tendered, if all of the following conditions are satisfied:

          (1) the tender is made by or through an Eligible Institution;

          (2) the Depositary receives by hand, mail, overnight courier, telegram or facsimile transmission, on or before the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form we have provided with this Offer to Purchase, including (where required) a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery; and

          (3) the certificates for all tendered shares, in proper form for transfer (or confirmation of book-entry transfer of the shares into the Depositary's account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile of the Letter of Transmittal), including any required signature guarantees, an Agent's Message in the case of a book-entry transfer or the specific acknowledgement in the case of a tender through the Automated Tender Offer Program of the Book-Entry Transfer Facility, and any other documents required by the Letter of Transmittal, are received by the Depositary within three Nasdaq trading days after the date of receipt by the Depositary of the Notice of Guaranteed Delivery.

     Return of Unpurchased Shares. If any tendered shares are not purchased, or if less than all shares evidenced by a shareholder's certificates are tendered, certificates for unpurchased shares will be returned as promptly as practicable after the expiration or termination of the offer or, in the case of shares tendered by book-entry transfer at the Book-Entry Transfer Facility, the shares will be credited to the appropriate account maintained by the tendering shareholder at the Book-Entry Transfer Facility, in each case without expense to the shareholder.

     Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any shares that we determine are not in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular shares or any particular shareholder, and our interpretation of the terms of the offer will be final and binding on all parties. No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering shareholder or waived by us. We will not, nor will the Depositary, the Information Agent or any other person, be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give any notice.

     Tendering Shareholder's Representation and Warranty; Our Acceptance Constitutes an Agreement. A tender of shares pursuant to any of the procedures described above will constitute the tendering shareholder's acceptance of the terms and conditions of the offer, as well as the tendering shareholder's representation and warranty to us that (1) the shareholder has a "net long position," within the meaning of Rule 14e-4 promulgated by the SEC under the Exchange Act, in the shares or equivalent securities at least equal to the shares being tendered, and (2) the tender of shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person's own account unless, at the time of tender and at the end of the proration period or period during which shares are accepted by lot (including any extensions thereof), the person so tendering (1) has a net long position equal to or greater than the amount of (a) shares tendered or (b) other securities convertible into or exchangeable or exercisable for the shares tendered and will acquire the shares for tender by conversion, exchange or exercise and (2) will deliver or cause to be delivered the shares in accordance with the terms of the offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Our acceptance for payment of shares tendered pursuant to the offer will constitute a binding agreement between the tendering shareholder and us on the terms and conditions of the offer.

     United States Federal Income Tax Backup Withholding. Under the United States federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, 30.5% of the gross proceeds payable to a shareholder or other payee pursuant to the offer must be withheld and remitted to the United States Internal Revenue Service ("IRS"), unless the shareholder or other payee provides his or her taxpayer identification number (employer identification number or social security number) to the Depositary (as payor) and certifies under penalties of perjury that the number is correct. Therefore, each tendering United States Holder (as defined in Section 14) should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding unless the shareholder otherwise establishes to the satisfaction of the Depositary that the shareholder is not subject to backup withholding. If the United States Holder does not provide the Depositary with the correct taxpayer identification number, the United States Holder may be subject to penalties imposed by the IRS. If withholding results in an overpayment of taxes, a refund may be obtained from the IRS in accordance with its refund procedures. Certain "exempt recipients" (including, among others, all corporations and certain Non-United States Holders (as defined in Section 14)) are not subject to these backup withholding and information reporting requirements. In order for a Non-United States Holder to qualify as an exempt recipient, that tendering shareholder must submit an IRS Form W-8 BEN or W-8 ECI, signed under penalties of perjury, attesting to that shareholder's exempt status. These statements can be obtained from the Depositary. See Instruction 14 of the Letter of Transmittal.

     To prevent United States federal income tax backup withholding equal to 30.5% of the gross payments made to shareholders for shares purchased pursuant to the offer, each shareholder who does not otherwise establish an exemption from the backup withholding must provide the Depositary with the shareholder's correct taxpayer identification number and provide other information by completing the Substitute Form W-9 included as part of the Letter of Transmittal.

     Withholding For Non-United States Holders. Even if a Non-United States Holder has provided the required certification to avoid backup withholding, the Depositary will withhold United States federal income taxes equal to 30% of the gross payments payable to a Non-United States Holder or his agent unless the Depositary determines that a reduced rate of withholding is available under a tax treaty or that an exemption from withholding is applicable because the gross proceeds are effectively connected with the conduct of a trade or business within the United States. To obtain a reduced rate of withholding under a tax treaty, a Non-United States Holder must deliver to the Depositary before the payment a properly completed and executed IRS Form W-8 BEN. To obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the offer are effectively connected with the conduct of a trade or business within the United States, a Non-United States Holder must deliver to the Depositary a properly completed and executed IRS Form W-8 ECI. A Non-United States Holder that qualifies for an exemption from withholding by delivering IRS Form W-8 ECI will generally be required to file a United States federal income tax return and will be subject to United States federal income tax on income derived from the sale of shares pursuant to the offer in the manner and to the extent described in Section 14 as if it were a United States Holder. The Depositary will determine a shareholder's status as a Non-United States Holder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form W-8 BEN or IRS Form W-8 ECI) unless facts and circumstances indicate that reliance is not warranted. A Non-United States Holder may be eligible to obtain a refund of all or a portion of any tax withheld if the Non-United States Holder meets those tests described in Section 14 that would characterize the exchange as a sale (as opposed to a dividend) or is otherwise able to establish that no tax or a reduced amount of tax is due.

     Non-United States Holders are urged to consult their tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.

     Lost or Destroyed Certificates. Shareholders whose certificates for part or all of their shares have been lost, stolen or destroyed may contact the Depositary for instructions as to the documents that will be required to be submitted together with the Letter of Transmittal in order to receive stock certificate(s) representing the shares. Shareholders are requested to contact the Depositary immediately in order to permit timely processing of this documentation.

     Certificates for shares, together with a properly completed Letter of Transmittal and any other documents required by the Letter of Transmittal, must be delivered to the Depositary and not to us. Any documents delivered to us will not be forwarded to the Depositary and will not be deemed to be properly tendered.

4. WITHDRAWAL RIGHTS.

     Shares tendered pursuant to the offer may be withdrawn at any time before the Expiration Date and, unless already accepted for payment by us pursuant to the offer, may also be withdrawn at any time after 5:00 p.m., Eastern time, on Friday, September 21, 2001. Except as otherwise provided in this Section 4, tenders of shares pursuant to the offer are irrevocable.

     For a withdrawal to be effective, a notice of withdrawal must be in written, telegraphic, telex or facsimile transmission form and must be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the tendering shareholder, the number of shares to be withdrawn and the name of the registered holder of the shares if different from that of the person who tendered the shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates for shares to be withdrawn and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of shares tendered for the account of an Eligible Institution). If shares have been tendered pursuant to the procedure for book-entry transfer described in Section 3, the notice of withdrawal also must specify the name and the number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn shares and must otherwise comply with the Book-Entry Transfer Facility's procedures.

     All questions as to the form and validity, including the time of receipt, of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding on all parties. Neither we nor the Depositary, the Information Agent or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of them incur liability for failure to give any notice.

     Withdrawals may not be rescinded, and any shares properly withdrawn will be deemed not properly tendered for purposes of the offer. However, withdrawn shares may be re-tendered before the Expiration Date by again following one of the procedures described in Section 3.

     If we extend the offer, are delayed in our purchase of shares or are unable to purchase shares pursuant to the offer for any reason, then, without prejudice to our rights under the offer, the Depositary may, subject to applicable law, retain tendered shares on our behalf, and the shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this Section 4. Our reservation of the right to delay payment for shares that we have accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer.

5. PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE.

     As promptly as practicable following the Expiration Date, we will accept for payment and pay for (and thereby purchase) up to 1,500,000 shares properly tendered and not properly withdrawn before the Expiration Date. For purposes of the offer, we will be deemed to have accepted for payment (and therefore purchased), subject to the "odd lot" priority, proration and conditional tender provisions of this offer, shares that are properly tendered and not properly withdrawn only when, as and if we give oral or written notice to the Depositary of its acceptance of the shares for payment pursuant to the offer.

     In all cases, payment for shares tendered and accepted for payment pursuant to the offer will be made promptly, subject to possible delay in the event of proration or conditional tender, but only after timely receipt by the Depositary of certificates for shares, or of a timely Book-Entry Confirmation of shares into the Depositary's account at the Book-Entry Transfer Facility, and a properly completed and duly executed Letter of Transmittal (or manually signed facsimile of the Letter of Transmittal), an Agent's Message in the case of a book-entry transfer or the specific acknowledgement in the case of a tender through the Automated Tender Offer Program of the Book-Entry Transfer Facility, and any other required documents.

     We will pay for shares purchased pursuant to the offer by depositing the aggregate purchase price for the shares with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from us and transmitting payment to the tendering shareholders.

     In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the Expiration Date. However, we do not expect to be able to announce the final results of any proration and commence payment for shares purchased until approximately seven business days after the Expiration Date. Certificates for all shares tendered and not purchased due to proration or conditional tenders, will be returned or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the Book-Entry Transfer Facility by the participant who delivered the shares, to the tendering shareholder at our expense as promptly as practicable after the Expiration Date or termination of the offer without expense to the tendering shareholders. Under no circumstances will we pay interest on the purchase price, including but not limited to, by reason of any delay in making payment. In addition, if certain events occur, we may not be obligated to purchase shares pursuant to the offer. See Section 7.

     We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased pursuant to the offer. If, however, payment of the purchase price is to be made to, or (in the circumstances permitted by the offer) if unpurchased shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption from payment of the stock transfer taxes, is submitted. See Instruction 6 of the Letter of Transmittal.

     Any tendering shareholder or other payee who fails to complete fully, sign and return to the Depositary the Substitute Form W-9 included with the Letter of Transmittal may be subject to required United States federal income tax backup withholding of 30.5% of the gross proceeds paid to the shareholder or other payee pursuant to the offer. See Section 3. Also see Section 3 regarding United States federal income tax consequences for Non-United States shareholders.

6. CONDITIONAL TENDER OF SHARES.

     Under certain circumstances and subject to the exceptions for Odd Lot Holders described in Section 1, we may prorate the number of shares purchased pursuant to the offer. As discussed in Section 14, the number of shares to be purchased from a particular shareholder may affect the tax treatment of the purchase to the shareholder and the shareholder's decision whether to tender. The conditional tender alternative is made available so that a shareholder may seek to structure the purchase of shares from the shareholder pursuant to the offer in such a manner that it will be treated as a sale of such shares by the shareholder, rather than the payment of a dividend to the shareholder, for federal income tax purposes. Accordingly, a shareholder may tender shares subject to the condition that a specified minimum number of the shareholder's shares tendered pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery must be purchased if any shares tendered are purchased. Any shareholder desiring to make a conditional tender must so indicate in the box captioned "Conditional Tender" in the Letter of Transmittal or, if applicable, the Notice of Guaranteed Delivery. Each shareholder is urged to consult with his or her own tax advisor.

     Any tendering shareholder wishing to make a conditional tender must calculate and appropriately indicate the minimum number of shares that must be purchased if any are purchased. If the effect of accepting tenders on a pro rata basis would be to reduce the number of shares to be purchased from any shareholder (tendered pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery) below the minimum number specified by that shareholder, the conditional tender will automatically be regarded as withdrawn (except as provided in the next paragraph). All shares tendered by a shareholder subject to a conditional tender pursuant to the Letter of Transmittal or Notice of Guaranteed Delivery and regarded as withdrawn as a result of proration will be returned as promptly as practicable after the Expiration Date.

     If conditional tenders would otherwise be regarded as withdrawn because of proration and would cause the total number of shares to be purchased to fall below 1,500,000, then to the extent feasible, we will select enough of the conditional tenders that would otherwise have been deemed withdrawn to permit us to purchase 1,500,000 shares. In selecting among the conditional tenders, we will select by lot and will limit our purchase in each case to the designated minimum of shares to be purchased.

7. CONDITIONS OF THE OFFER.

     Notwithstanding any other provision of the offer, we may terminate or amend the offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to the rules under the Exchange Act, if at any time on or after August 7, 2001 and before the Expiration Date any of the following events have occurred (or have been determined by us to have occurred) that, in our sole judgment and regardless of the circumstances giving rise to the event or events (including any action or omission to act by us), makes it inadvisable to proceed with the offer or with acceptance for payment:

     - there has been threatened, instituted or pending any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic or foreign, before any court, authority, agency or other tribunal that directly or indirectly:

      (1) challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of the offer, the acquisition of some or all of the shares pursuant to the offer or otherwise relates in any manner to the offer; or

      (2) in our reasonable judgment, could materially and adversely affect our business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of our business or materially impair the contemplated benefits of the offer to us;

     - there has been any action threatened, instituted, pending or taken, including any settlement, or any approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us, including any settlement, by any court, government or governmental, regulatory or administrative authority, agency or tribunal, domestic or foreign, that, in our reasonable judgment, could directly or indirectly:

      (1) make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit consummation of the offer;

      (2) delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the shares;

      (3) materially impair the contemplated benefits of the offer to us; or

      (4) materially and adversely affect our business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of our business;

     - there has occurred any of the following:

      (1) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market;

      (2) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

      (3) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States;

      (4) any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, could materially affect, the extension of credit by banks or other lending institutions in the United States;

      (5) any significant decrease in the market price of our common stock or in the market prices of equity securities generally in the United States or any changes in the general political, market, economic or financial conditions in the United States or abroad that could have, in our reasonable judgment, a material adverse effect on our business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or on the trading in the shares of our common stock or on the benefits of the offer to us;

      (6) in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof; or

      (7) any decline in the Nasdaq Composite Index by an amount in excess of 10% measured from the close of business on August 7, 2001.

     - a tender or exchange offer for any or all of our shares (other than this offer), or any merger, acquisition proposal, business combination or other similar transaction with or involving us has been proposed, announced or made by any person or has been publicly disclosed; or

     - We learn that:

      (1) any entity, "group" (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC on or before August 7, 2001); or

      (2) any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC on or before August 7, 2001 has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of an additional 2% or more of our outstanding shares.

     - any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any of our shares of common stock, or has made a public announcement reflecting an intent to acquire us or any of our assets or securities; or

     - any change or changes have occurred or are threatened in our business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership that, in our reasonable judgment, is or may be material to us; or

     - we determine that the consummation of the offer and the purchase of the shares may cause our common stock to be delisted from The Nasdaq Stock Market or to be eligible for deregistration under the Exchange Act.

     The conditions to the offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the time we accept shares for payment. Satisfaction of a condition, once raised regardless of the circumstances, remains based upon objective criteria beyond our control. We may waive them, in whole or in part, at any time and from time to time prior to the time we accept shares for payment, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this
Section 7 will be final and binding upon all persons.

8. PRICE RANGE OF SHARES; DIVIDENDS; RIGHTS PLAN.

     Our common stock is listed for trading on The Nasdaq Stock Market under the symbol "WLHN". It began trading in 1971 following our initial public offering. The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per share as reported on The Nasdaq Stock Market and the cash dividends paid per share in each fiscal quarter.

                                                               HIGH        LOW      DIVIDENDS
                                                              -------    -------    ---------
1999
  First Quarter.............................................  13         12 1/4        .07
  Second Quarter............................................  12 7/8     10 3/4        .07
  Third Quarter.............................................  13 3/4     12 1/4        .07
  Fourth Quarter............................................  13 3/16    11 5/8        .07

2000
  First Quarter.............................................  13.875     11.00         .07
  Second Quarter............................................  11.438     8.50          .07
  Third Quarter.............................................  12.156     8.125         .07
  Fourth Quarter............................................  12.00      8.00          .07

2001
  First Quarter.............................................  12.00      6.75          .07
  Second Quarter............................................  10.75      7.62          .07
  Third Quarter (through August 6, 2001)....................  15.24      9.90           (1)

     On August 2, 2001, the last full trading day before the announcement of the offer, the last reported sale price of the shares as reported on The Nasdaq Stock Market was $12.70. We urge shareholders to obtain current market quotations for the shares.

     (1) At a meeting of the Board of Directors of Wolohan held on July 27, 2001, the Board of Directors declared a regular quarterly dividend of $.07 per share payable on October 1, 2001 to shareholders of record on September 3, 2001. Shareholders tendering shares pursuant to the offer will continue to be shareholders of record until the shares are purchased in the offer. Accordingly, if you are the record holder on the record date, tendering your shares will NOT prevent you from receiving the dividend because no shares will be purchased in the offer until after September 21, 2001.

     Rights Plan. In February 2000, our Board of Directors adopted a shareholder rights plan to replace a rights plan which expired on February 15, 2000, pursuant to which we declared a dividend of one common stock purchase right for each share of our common stock outstanding. One right attaches to each share of our common stock, and, when exercisable, each right will entitle the registered holder to purchase from us shares of common stock at a price of $50.00, subject to adjustment.

     In general, the rights become exercisable or transferable only upon the occurrence of certain events relating to the acquisition by any person or group, other than us or the Wolohan Family Trust, of beneficial ownership of 20% or more of the aggregate voting power represented by our outstanding securities or the commencement of a tender offer to acquire such beneficial ownership or if a person is deemed to be an "adverse person" (as defined in the shareholder rights plan) by the Board of Directors. The rights will expire on February 15, 2010, subject to our right to extend the date, unless earlier redeemed or exchanged by us or terminated. The rights may be redeemed in whole, but not in part, at a price of $.01 per right by the Board of Directors at any time before the time a person crosses the beneficial ownership threshold.

     The common stock purchase rights are not currently exercisable and trade together with shares of our common stock. Absent circumstances causing the rights to become exercisable or separately tradable prior to the Expiration Date, the tender of any shares pursuant to the offer will include the tender of the associated rights. No separate consideration will be paid for the rights. Upon the purchase of shares by us pursuant to this offer, the sellers of the shares purchased will no longer own the common stock purchase rights associated with the purchased shares.

     The foregoing description of the common stock purchase rights is qualified in its entirety by reference to the form of the Rights Agreement, a copy of which has been filed as an exhibit to a Form 8-K dated February 4, 2000. This exhibit may be obtained from the SEC in the manner provided in Section 11.

9.  INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS;
    TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES.

     As of August 7, 2001, we had 3,305,206 issued and outstanding shares and 502,885 shares reserved for issuance as performance shares and upon exercise of outstanding stock options. The 1,500,000 shares that we are offering to purchase hereunder represent approximately 45% of the shares outstanding on August 7, 2001.

     Each of our executive officers and directors has advised us that he does not intend to tender any shares pursuant to our offer. However the Wolohan Family Trust, of which James L. Wolohan, President and Chief Executive Officer of the company is a Co-Trustee, intends to conditionally tender that number of shares required in order to obtain capital gain treatment for federal income tax purposes, but in no event to exceed 600,000 shares. See Section 2.

     The following sets forth as of August 7, 2001, the number of shares beneficially owned by each director and executive officer and all directors and executive officers as a group.

                                                                                      PERCENTAGE OF
                                                                       NUMBER          OUTSTANDING
NAME                                     POSITION                   OF SHARES(1)         SHARES
----                                     --------                   ------------      -------------
Hugo E. Braun, Jr.        Director                                      14,470(2)         *
Leo B. Corwin             Director                                       7,000(2)         *
Daniel P. Rogers          Senior Vice President and General
                          Merchandise Manager                            9,000(3)         *
Lee A. Shobe              Director                                       8,500(2)         *
John A. Sieggreen         Executive Vice President, Chief
                          Operating Officer and Director                29,020(3)         *
Charles R. Weeks          Director                                       7,000(2)         *
James L. Wolohan          President, Chief Executive Officer and
                          Director                                   1,435,286(4)          43.4
All Directors and Executive Officers as a Group (7 persons)          1,510,276(5)          45.7

-------------------------
  * Less than one percent

(1) The number of shares shown in the table does not include 9,498 shares owned by spouses and children where beneficial ownership is disclaimed and does not include any shares held in the Long-Term Incentive Plans.

(2) The number of shares shown in the table includes shares which the following directors have the right to acquire upon the exercise of stock options granted under the Stock Option Plan for Non-Employee Directors: Hugo E. Braun, Jr., Lee A. Shobe and Charles R. Weeks, 6,000 shares each and Leo B. Corwin, 4,000 shares.

(3) The number of shares shown in the table includes shares issuable upon the exercise of stock options within 60 days of August 7, 2001 for the following executive officers: Daniel P. Rogers -- 9,000 shares, and John A.
    Sieggreen -- 29,000 shares.

(4) The number of shares shown in the table as beneficially owned by James L. Wolohan includes 82,306 shares which he owns in his own name, 65,000 shares issuable upon the exercise of stock options within 60 days of August 7, 2001, 1,573 shares which he holds as custodian and 1,286,407 shares which he holds with Michael J. Wolohan as Co-Trustee of the Wolohan Family Trust.

(5) Includes 1,287,980 shares which directors and officers (including James L. Wolohan) hold as trustees or in other fiduciary capacities but does not include shares held by family members in their own right or in other trusts for the benefit of family members where beneficial ownership is disclaimed by the director or officer.

     Based on our records and on information provided to us by our directors and executive officers, we have not, and to the best of our knowledge, none of our directors or executive officers have effected any transactions involving our shares of common stock during the 60 days prior to August 7, 2001.

     As of August 7, 2001, no person was known by us to be the beneficial owner of more than 5% of our outstanding stock, except as follows: Michael J. Wolohan and James L. Wolohan as Trustees of the Wolohan Family Trust own 1,286,407 shares or 38.9% of the outstanding shares and Timothy W. and Georgine Wolohan own collectively 188,320 shares or 5.7% of the outstanding shares. In addition, James L. Wolohan may be deemed the beneficial owner of an additional 148,879 shares or 4.5% of the outstanding shares. We understand from publicly available reports to the Securities and Exchange Commission that Dimensional Fund Advisors, Inc., 1299 Ocean Avenue, Santa Monica, California 90401 may be deemed to own 209,726 shares or 6.3% of the outstanding shares. If we purchase 1,500,000 shares pursuant to the offer and assume a maximum of 600,000 shares owned by the Wolohan Family Trust are tendered in the offer (the exact number to be based on the ability to obtain capital gain treatment for federal income tax purposes) and no shares beneficially owned by Timothy W. and Georgine Wolohan and Dimensional Fund Advisors, Inc. are tendered in the offer, the Wolohan Family Trust might be deemed to own 38.0% of the outstanding shares, Timothy W. and Georgine Wolohan might be deemed to own 10.4% of the outstanding shares, and Dimensional Fund Advisors, Inc. might be deemed to own 11.6% of the outstanding shares. Pursuant to the shareholders rights agreement, any deemed increase in the share ownership of the Wolohan Family Trust or the one institutional investor as a result of the offer will not cause the common stock purchase rights under the shareholders rights agreement to become exercisable. See
Section 8.

     Except as otherwise described in this Offer to Purchase, neither we nor, to the best of our knowledge, any of our directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the offer or with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

10.  SOURCE AND AMOUNT OF FUNDS.

     Assuming we purchase 1,500,000 shares pursuant to this offer at the purchase price of $15.00 per share, we expect the maximum aggregate cost, including all fees and expenses applicable to the offer, will be approximately $22,600,000. We intend to fund approximately $10,000,000 of the purchase price for the shares pursuant to the offer and the payment of related fees and expenses from our cash on hand.

     The remaining portion of the purchase price or approximately $12,600,000 will come from borrowings under our current bank credit facility.

     We have a $15,000,000 unsecured credit facility arranged by Citizens Bank bearing interest at a rate 75 basis points over the 30-day Libor rate at the time of borrowing. Principal of the loan is payable on demand and interest thereon is payable monthly. The business loan agreement under the credit facility contains numerous affirmative covenants and certain restrictions. We intend to repay the loan under the credit facility through internally generated funds.

     Charles R. Weeks, Hugo E. Braun, Jr. and James L. Wolohan, directors of the company, are also directors of Citizens Bank.

     The preceding summary of the credit facility is qualified in its entirety by references to the text of the business loan agreement under the credit facility which has been filed as an exhibit to the Issuer Tender Offer Statement on Schedule TO. A copy of the Schedule TO may be obtained from the Securities and Exchange Commission in the manner provided in Section 11.

11.  CERTAIN INFORMATION CONCERNING US.

     We are a full-line retailer of lumber, building materials and related products used primarily for new-home construction and home-improvement projects.

     We were founded in 1964 with three stores and at August 7, 2001, thirty-three stores were in operation under the names Wolohan Lumber and CML. Each store provides a strong offering of quality materials, competitive prices and expert and personal service. Each location includes a retail sales area (with most stores having significant square footage devoted to displays of kitchens, baths, doors and windows and other building materials), under-roof storage areas and an outside lumberyard area with displays of pole barns, garages, decks and storage buildings. In addition, we have one truss plant, a specialty millwork operation, two wall-panel facilities and several stores with door-assembly capabilities.

     Our primary customer focus is the professional builder and large project-oriented consumers. We offer a wide range of services including house design, delivery, installation, various financing options and job-site contractor sales representatives with experienced store support coordination.

     We are headquartered at 1740 Midland Road, Saginaw, Michigan 48603. Our telephone number is (989) 793-4532.

     Our strategic direction for the immediate future continues to be: (1) revenue growth and operating improvement at existing stores through the advancement of services to our target customers and development of better operating efficiencies, and (2) strengthening our balance sheet by improving working capital management of existing operations and redeploying investments that do not meet our strategic profit model. The company has consistently utilized its strategic profit model to evaluate overall performance of its assets and will continue to do so going forward. In the past, decisions related to the redeployment of underperforming assets have included store closures and market consolidations, as well as sales of existing stores as operating units. The company intends to consider this full range of alternatives should future circumstances create a potential need to redeploy underperforming assets. This may result in additional store closings and other operating asset or idle asset sales.

     Financial information for the two years ended December 31, 2000 is contained in our Annual Report on Form 10-K for the year ended December 31, 2000 (the "2000 Annual Report") and financial information for the quarter ended June 30, 2001 is hereinafter set forth and is also contained in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 (the "Second Quarter Report"), each of which is hereby incorporated herein by reference.

     The following information is derived from the Second Quarter Report. For a more complete description of Wolohan's actual results, please refer to the Second Quarter Report.

                               WOLOHAN LUMBER CO.
                          CONSOLIDATED BALANCE SHEETS

                                                                 JUNE 30,      DEC. 31,
                                                                   2001          2000
                                                                 --------      --------
                                                                (UNAUDITED)     (NOTE)
                                                                    (IN THOUSANDS)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................................     $  4,093      $  1,705
  Certificates of deposit...................................        7,000        10,000
  Trade receivables, net....................................       21,355        17,457
  Builder Finance Program receivables.......................          578         1,478
  Inventories -- at average cost............................       32,142        32,524
  Reduction to LIFO cost....................................       (9,397)       (9,397)
                                                                 --------      --------
  Inventories at the lower of LIFO cost or market...........       22,745        23,127
  Other current accounts....................................        2,473         2,765
                                                                 --------      --------
TOTAL CURRENT ASSETS........................................       58,244        56,532
NET PROPERTIES AND EQUIPMENT................................       29,960        36,557
OTHER ASSETS................................................       14,782        13,468
                                                                 --------      --------
TOTAL ASSETS................................................     $102,986      $106,557
                                                                 ========      ========
LIABILITIES AND SHAREOWNERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable....................................     $ 12,611      $  6,318
  Employee compensation and accrued expenses................        9,128         9,882
  Current portion of long-term debt.........................        3,703         7,482
                                                                 --------      --------
TOTAL CURRENT LIABILITIES...................................       25,442        23,682
LONG-TERM DEBT, less current portion........................          359         5,111
                                                                 --------      --------
TOTAL LIABILITIES...........................................       25,801        28,793
SHAREOWNERS' EQUITY
  Common stock..............................................        3,305         3,388
  Retained earnings.........................................       73,880        74,376
                                                                 --------      --------
TOTAL SHAREOWNERS' EQUITY...................................       77,185        77,764
                                                                 --------      --------
TOTAL LIABILITIES AND SHAREOWNERS' EQUITY...................     $102,986      $106,557
                                                                 ========      ========

Note: The consolidated balance sheet at December 31, 2000, has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

                               WOLOHAN LUMBER CO.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                           THREE MONTHS ENDED       SIX MONTHS ENDED
                                                          --------------------    --------------------
                                                          JUNE 30,    JUNE 24,    JUNE 30,    JUNE 24,
                                                            2001        2000        2001        2000
                                                          --------    --------    --------    --------
                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
NET SALES.............................................    $68,257     $91,019     $112,637    $157,853
Cost of sales.........................................     52,783      69,461       86,747     120,493
                                                          -------     -------     --------    --------
Gross profit..........................................     15,474      21,558       25,890      37,360
Other operating income................................        725         870        1,429       1,643
                                                          -------     -------     --------    --------
  Total operating income..............................     16,199      22,428       27,319      39,003
OPERATING EXPENSES
  Selling, general and administrative.................     12,679      18,278       24,261      34,489
  Store closing costs (recoveries)....................        (62)         40         (103)        485
  Depreciation and amortization.......................      1,576       1,787        3,263       3,624
                                                          -------     -------     --------    --------
  Total operating expenses............................     14,193      20,105       27,421      38,598
                                                          -------     -------     --------    --------
INCOME FROM OPERATIONS................................      2,006       2,323         (102)        405
OTHER INCOME (EXPENSES)
  Interest expense....................................       (101)       (262)        (291)       (529)
  Interest income.....................................         99         141          267         200
  Gain on sale of properties..........................         83          12        1,156         312
                                                          -------     -------     --------    --------
  Other income (expense), net.........................         81        (109)       1,132         (17)
                                                          -------     -------     --------    --------
INCOME BEFORE INCOME TAXES............................      2,087       2,214        1,030         388
Income taxes..........................................        792         752          350         132
                                                          -------     -------     --------    --------
NET INCOME............................................    $ 1,295     $ 1,462     $    680    $    256
                                                          =======     =======     ========    ========
Average shares outstanding............................      3,306       4,829        3,339       4,905
Net income per share, basic...........................    $   .38     $   .29     $    .20    $    .05
Net income per share, assuming dilution...............    $   .38     $   .29     $    .20    $    .05
Dividends per share...................................    $   .07     $   .07     $    .14    $    .14

                               WOLOHAN LUMBER CO.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                   SIX MONTHS ENDED
                                                                ----------------------
                                                                JUNE 30,     JUNE 24,
                                                                  2001         2000
                                                                --------     --------
                                                                    (IN THOUSANDS)
OPERATING ACTIVITIES
Net income..................................................     $   680      $   256
Adjustments to reconcile net income to net cash provided by
  operating activities......................................
  Depreciation..............................................       3,113        3,474
  Amortization..............................................         150          150
  Provision for losses on accounts receivable...............         150          277
  Gain on sale of properties................................      (1,156)        (312)
  Loss (gain) on sale of equipment..........................         124         (193)
  Changes in operating assets & liabilities
     Accounts receivable....................................      (4,048)       3,489
     Builder Finance Program receivables....................         900        2,752
     Other assets...........................................          50          262
     Inventories............................................         382        2,450
     Accounts payable and accrued expenses..................       5,711          598
                                                                 -------      -------
NET CASH PROVIDED BY OPERATING ACTIVITIES...................       6,056       13,203
                                                                 -------      -------
INVESTING ACTIVITIES
Proceeds from maturities of certificates of deposit, net....       3,000           --
Purchases of property and equipment.........................        (340)      (3,063)
Proceeds from the sale of properties and equipment..........       3,634        1,696
                                                                 -------      -------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES.........       6,294       (1,367)
                                                                 -------      -------
FINANCING ACTIVITIES
Net credit lines borrowings.................................          --        1,000
Payments on long-term debt..................................      (8,531)      (4,125)
Purchases of common stock...................................        (963)      (3,616)
Dividends paid..............................................        (468)        (684)
                                                                 -------      -------
NET CASH USED IN FINANCING ACTIVITIES.......................      (9,962)      (7,425)
                                                                 -------      -------
INCREASE IN CASH AND CASH EQUIVALENTS.......................       2,388        4,411
Cash and cash equivalents at beginning of period............       1,705        3,217
                                                                 -------      -------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................     $ 4,093      $ 7,628
                                                                 =======      =======

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS.

RESULTS OF OPERATIONS

     Net income was $1.3 million (38 cents per share) for the second-quarter 2001, compared with $1.5 million (29 cents per share) for the second quarter of 2000. The earnings decline in second quarter 2001 resulted from a 25.0 percent decrease in sales which was offset, in part, by a 29.4-percent decline in operating expenses. Net income for the first half of 2001 totaled $680,000 (20 cents per share), compared with $256,000 (5 cents per share) for the similar period of 2000. The 2001 first-half results included 23 cents per share from gains on the sale of properties, compared with 4 cents per share in the 2000 period.

     In addition to the effect from the change in net income, earnings per share were positively impacted by lower average shares outstanding in the second-quarter of 2001 and the six-month period of 2001, compared with the same periods of 2000. Average shares outstanding in the second-quarter and first-half of 2001 were 3,306,000 and 3,339,000, respectively, compared with 4,829,000 and 4,905,000, respectively, for the same periods of 2000. The Board of Directors has authorized the Company to repurchase from time to time on the open market shares of the Company's Common Stock.

     Sales totaled $68.3 million for the second-quarter 2001, falling 25.0 percent from the second-quarter 2000 sales of $91.0 million. Sales for comparable stores declined 9 percent in the second quarter of 2001 from the second quarter of 2000. Sales for the six-month period ended June 30, 2001 were $112.6 million, a 28.6-percent decrease from the corresponding period a year earlier. Sales for comparable stores declined 14 percent for the 2001 six-month period from the same period in 2000. Sales in the second quarter and first half of 2001 were negatively affected by significant price deflation in lumber and structural panel products combined with slower construction activity and the Company's previous decision in 2000 to reduce or eliminate certain product categories which are inconsistent with the Company's long-term strategies.

     The sales mix for the second-quarter 2001 was approximately 57 percent contractor-builder sales and 43 percent project-consumer sales, compared with a 60/40 mix in the second-quarter 2000. For the six-month period, builder sales accounted for approximately 62 percent of total sales in 2001 and 64 percent in 2000.

     Gross margins for the second-quarter and six-month period of 2001 were 22.7 percent and 23.0 percent, respectively. Gross margins for the second-quarter and six-month period of 2000 were 23.7 percent. The lower margins in 2001 are attributed primarily to the more competitive market place due, in part, to the overall slowdown in housing and construction activity.

     The operating expense ratio for the second-quarter of 2001 was 20.8 percent, compared with 22.1 percent for the same period in 2000. The reduction reflects the emphasis placed on improving operating efficiencies combined with the closure of non-productive store locations. The ratio also showed improvement for the six-month period, declining from 24.5 percent in 2000 to 24.3 percent in 2001.

     In the Company's continuing effort to redeploy investments which do not meet its strategic profit model, the Company has closed six stores in the first half of 2001 (eight stores were closed during the full year 2000). Gains from the sale of properties related to closed stores totaled $83,000 in the second-quarter 2001, compared with $12,000 for second-quarter 2000. For the 2001 six-month period, gains from property sales totaled $1,156,000, compared with $312,000 in the first half of 2000.

     The effective federal income tax rate for the six-month periods of 2001 and 2000 was 34 percent. Previous to 2001, the Company had included certain state taxes with federal income taxes. Such taxes have been reclassified as operating expenses in 2000. The reclassification has no impact on net income. The reclassification increased operating expenses for the second-quarter and six-month period of 2000 by $203,000 and $36,000, respectively, and reduced income tax expense by the same amounts.

FINANCIAL CONDITION

     At June 30, 2001, the Company's balance sheet remained strong. Net working capital at June 30, 2001, totaled $32.8 million, compared with $32.9 million at Dec. 31, 2000. The current ratio at June 30, 2001, was 2.3 to 1, compared with
2.4 to 1 at Dec. 31, 2000.

     Cash and cash equivalents were $4.1 million at June 30, 2001, compared with $1.7 million at Dec. 31, 2000. The Company also had $7 million in certificates of deposit at June 30, 2001 with maturities of seven days when purchased, compared with $10 million in certificates of deposit at Dec. 31, 2000 with original maturities when purchased of greater than 90 days. The liquidity ratio at June 30, 2001, was .44 to 1, compared with .49 to 1 at Dec. 31, 2000. Cash and cash equivalents increased $2.4 million during the first half of 2001. Operating activities provided net cash of $6.1 million in the first half of 2001, primarily from reductions in net working capital plus depreciation. Investing activities in the first half of 2001 included $3.6 million of proceeds from the sale of properties and equipment (primarily closed facilities) and $3.0 million of proceeds from maturities of certificates of deposit. Financing activities in the first half of 2001 used net cash of $10.0 million and included $8.5 million for payments on long-term debt, $1.0 million for the purchase of 96,000 shares of Company common stock at an average price of $10.03 per share and $.5 million for dividend payments.

     The Company expects that net cash from operating activities and available lines of credit should be adequate to meet future working capital needs.

     Invested capital (long-term debt and shareowners' equity) was equal to 75% of total assets at June 30, 2001, compared with 78% at year-end 2000. At June 30, 2001, the total long-term debt-to-asset ratio was .003:1 versus .05:1 at year-end 2000 and the ratio of equity to total assets was .75:1, versus .73:1 at year-end 2000.

OUTLOOK

     The Company plans to continue to focus on revenue growth and operating improvement at existing stores through the advancement of services to its target customers and development of operating efficiencies. However, a sluggish economy, low selling prices on lumber and structural panel products and lower building starts may continue to depress sales activity into the second half of 2001. The Company plans to work to further strengthen its balance sheet by improving management of working capital at existing operations and redeploying investments which do not meet its strategic profit model. The Company has consistently utilized its strategic profit model to evaluate overall performance of its assets and will continue to do so. Adherence to this model may result in additional store closings or other asset redeployments.

     Where You Can Find More Information. We are subject to the informational filing requirements of the Exchange Act, and, accordingly, are obligated to file reports, statements and other information with the SEC relating to our business, financial condition and other matters. Information, as of particular dates, concerning our directors and officers, their remuneration, options granted to them, the principal holders of our securities and any material interest of these persons in transactions with us is required to be disclosed in proxy statements distributed to our shareholders and filed with the SEC. We also have filed an Issuer Tender Offer Statement on Schedule TO with the SEC that includes additional information relating to the offer. These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; and at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of this material may also be obtained by mail, upon payment of the SEC's customary charges, from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

     Incorporation by Reference. The rules of the SEC allow us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. These documents contain important information about us.

SEC FILINGS (FILE NO. 0-6169)                         PERIOD OR DATE FILED
-----------------------------                         --------------------
Annual Report on Form 10-K                  Year ended December 31, 2000
Quarterly Reports on Form 10-Q              Quarter ended March 31, 2001
                                            Quarter ended June 30, 2001

     We incorporate by reference these documents and any additional documents that we may file with the SEC between the date of this offer and the date of expiration of withdrawal rights. Those documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

     You can obtain any of the documents incorporated by reference in this document from us or from the SEC's web site at the address described above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents. You can obtain documents incorporated by reference in this Offer to Purchase by requesting them in writing or by telephone from us at 1740 Midland Road, Saginaw, Michigan 48603, telephone:
(989) 793-4532. Please be sure to include your complete name and address in your request. If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

12. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES;
    REGISTRATION UNDER THE EXCHANGE ACT.

     Our purchase of shares pursuant to the offer will reduce the number of shares that might otherwise trade publicly and is likely to reduce the number of shareholders. Nonetheless, we anticipate that there will be a sufficient number of shares outstanding and publicly traded following consummation of the offer to ensure a continued trading market for the shares. Based upon published guidelines of The Nasdaq Stock Market, we do not believe that our purchase of shares pursuant to the offer will cause our remaining shares to be delisted from The Nasdaq Stock Market.

     Our shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using the shares as collateral. We believe that, following the purchase of shares pursuant to the offer, the shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

     Our shares are registered under the Exchange Act, which requires, among other things, that we furnish information to our shareholders and to the SEC and comply with the SEC's proxy rules in connection with meetings of our shareholders. We believe that our purchase of shares pursuant to the offer will not result in the shares becoming eligible for deregistration under the Exchange Act.

13. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

     We are not aware of any license or regulatory permit material to our business that might be adversely affected by our acquisition of shares as contemplated in this offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of shares as contemplated by this offer. Should any approval or other action be required, we currently contemplate that we will seek that approval or other action. We cannot predict whether we will be required to delay the acceptance for payment of or payment for shares tendered pursuant to the offer pending the outcome of any such matter. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business. Our obligations under the offer to accept for payment and pay for shares are subject to conditions. See Section 7.

14. CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.

     The following summary describes in general terms the principal United States federal income tax consequences to United States Holders (as defined below) of an exchange of shares for cash pursuant to the offer. Those shareholders who do not participate in the exchange should not incur any United States federal income tax liability from the exchange. This summary is based upon the Internal Revenue Code of 1986, as amended to the date of this offer (the "Code"), existing and proposed United States Treasury Regulations promulgated under the Code, published rulings, administrative pronouncements and judicial decisions, changes to which could affect the tax consequences described in this offer (possibly on a retroactive basis).

     This summary addresses only shares held as capital assets. It does not address all of the tax consequences that may be relevant to particular shareholders because of their personal circumstances, or to other types of shareholders (such as certain financial institutions, traders in securities that elect mark to market, dealers or traders in securities or commodities, insurance companies, "S" corporations, expatriates, tax-exempt organizations, tax-qualified retirement plans, Non-United States Holders (as defined below), persons who are subject to alternative minimum tax, or persons who hold shares as a position in a "straddle" or as part of a "hedging" or "conversion" transaction or that have a functional currency other than the United States dollar). This summary may not be applicable with respect to shares acquired as compensation (including shares acquired upon the exercise of stock options or which were or are subject to forfeiture restrictions) or shares acquired under a tax-qualified retirement plan. This summary also does not address the state, local or foreign tax consequences of participating in the offer.

     You should consult your tax advisor as to the particular consequences to you of participating in this offer.

     A "United States Holder" is a holder of shares that for United States federal income tax purposes is:

     - a citizen or resident of the United States;

     - a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any State or the District of Columbia;

     - unless otherwise provided by applicable Treasury Department regulations, an entity taxable as a partnership that is created or organized in or under the laws of the United States or any State or the District of Columbia;

     - an estate the income of which is subject to United States federal income taxation regardless of its source; or

     - a trust (a) the administration over which a United States court can exercise primary supervision and (b) all of the substantial decisions of which one or more United States persons have the authority to control and certain other trusts considered United States Holders for federal income tax purposes.

     A "Non-United States Holder" is a holder of shares other than a United States Holder.

     An exchange of shares for cash pursuant to the offer will be a taxable event. A United States Holder participating in the exchange will generally be treated either as having sold shares or as having received a dividend distribution from Wolohan. A United States Holder's exchange of shares for cash pursuant to the offer will be treated as a dividend to the extent of Wolohan's current or accumulated earnings and profits as determined under federal income tax principles, unless the exchange:

     - results in a "complete termination" of the holder's stock interest in Wolohan under section 302(b)(3) of the Code;

     - is a "substantially disproportionate" redemption with respect to the holder under section 302(b)(2) of the Code; or

     - is "not essentially equivalent to a dividend" with respect to the holder under section 302(b)(1) of the Code.

     In determining whether any of these tests have been met, a United States Holder must take into account not only shares it actually owns, but also shares it constructively owns within the meaning of section 318 of the Code.

     A distribution to a shareholder is "not essentially equivalent to a dividend" if it results in a "meaningful reduction" in the shareholder's stock interest in Wolohan. If, as a result of an exchange of shares for cash pursuant to the offer, a United States Holder of shares whose relative stock interest in Wolohan is minimal and who exercises no control over corporate affairs suffers a reduction in its proportionate percentage interest in Wolohan stock (including any ownership of shares constructively owned), that United States Holder should generally be regarded as having suffered a meaningful reduction in its interest in Wolohan. No firm quantitative guidance has been issued by the IRS for determining the level at which a United States Holder's relative stock interest will be deemed "minimal". Satisfaction of the "complete termination" and "substantially disproportionate" exceptions is dependent upon compliance with the respective objective tests set forth in section 302(b)(3) and section 302(b)(2) of the Code. A distribution to a shareholder will result in a "complete termination" if either (1) all of the shares actually and constructively owned by the shareholder are exchanged pursuant to the offer or
(2) all of the shares actually owned by the shareholder are exchanged pursuant to the offer and the shareholder is eligible to waive, and effectively waives, the attribution of shares constructively owned by the shareholder in accordance with the procedures described in section 302(c)(2) of the Code. A distribution to a shareholder will be "substantially disproportionate" if a shareholder owns actually and constructively less than 50% of the total combined voting power of all classes of stock entitled to vote and if the percentage of the outstanding shares actually and constructively owned by the shareholder immediately following the exchange of shares pursuant to the offer is less than 80% of the percentage of the outstanding shares actually and constructively owned by the shareholder immediately before the exchange (treating shares exchanged pursuant to the offer as outstanding).

     Contemporaneous dispositions or acquisitions of shares by a shareholder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether any of the three tests under section 302(b) of the Code has been satisfied. Each shareholder should be aware that because proration may occur in the offer, even if all the shares actually and constructively owned by a shareholder are tendered pursuant to the offer, fewer than all of such shares may be purchased by us. Thus, proration may affect whether the surrender by a shareholder pursuant to the offer will meet any of the three tests under section 302 of the Code.

     If an exchange of shares for cash by a United States Holder pursuant to the offer is treated as a payment in exchange for stock under Section 302 of the Code, the holder will recognize capital gain or loss equal to the difference between the amount of cash received and the holder's adjusted tax basis in the shares tendered to Wolohan, except to the extent that the amount of cash received includes dividends that have been declared by the Board of Directors of Wolohan before the exchange. The gain or loss would be long-term capital gain or loss if the holding period for the shares exceeded one year. In the case of a United States Holder that is an individual, trust or estate, the maximum rate of United States federal income tax applicable to net capital gain on shares held for more than one year is 20%.

     Under the "wash sale" rules under the Code, loss recognized on Wolohan shares sold pursuant to the offer will be disallowed to the extent the United States Holder acquires Wolohan shares within 30 days before or after the date the shares are purchased pursuant to the offer and, in that event, the basis and holding period will be adjusted to reflect the disallowed loss.

     If the amount received by a United States Holder in the offer is treated as a distribution that is taxable as a dividend (as opposed to consideration received in a sale or exchange), the amount of the distribution will be the amount of cash received by the holder. The amount will be treated as a dividend, taxable as ordinary income to the United States Holder, to the extent of Wolohan's current or accumulated earnings and profits as determined under Federal income tax principles. To the extent, if any, that the amount of the distribution exceeds Wolohan's current and accumulated earnings and profits, the excess first will be treated as a return of capital that will reduce the holder's tax basis in the shares exchanged in the offer. Any remaining amount after the United States Holder's basis has been reduced to zero will be treated as a sale or exchange of the shares and be taxable as capital gain. If cash received by a United States Holder is taxable as a dividend, the United States Holder's adjusted tax basis in its shares exchanged in the offer generally will be transferred to any of its remaining stockholdings in Wolohan, subject to, in the case of corporate shareholders, reduction of basis or possible gain recognition under section 1059 of the Code in an amount equal to the non-taxed portion of the dividend. If the United States Holder does not retain any actual stock ownership in Wolohan (having a stock interest only constructively), the holder may lose the benefit of the holder's adjusted tax basis in its shares. A dividend received by a corporate United States Holder may be (1) eligible for a dividends-received deduction (subject to applicable exceptions and limitations) and (2) subject to the "extraordinary dividend" provisions of section 1059 of the Code. Corporate shareholders should consult their own tax advisors regarding (1) whether a dividends-received deduction will be available to them, and (2) the possible application of section 1059 to the ownership and disposition of their shares.

     See Section 3 with respect to the application of United States federal income tax withholding to payments made to Non-United States Holders and the backup withholding tax requirements.

     The tax discussion set forth above is included for general information only. You are urged to consult your tax advisor to determine the particular tax consequences to you of the offer, including the applicability and effect of state, local and foreign tax laws.

15. EXTENSION OF THE OFFER; TERMINATION; AMENDMENT.

     We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 have occurred or are deemed by us to have occurred, to extend the period of time the offer is open and delay acceptance for payment of, and payment for, any shares by giving oral or written notice of the extension to the Depositary and making a public announcement of the extension. We also expressly reserve the right, in our sole discretion, to terminate the offer and reject for payment and not pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 by giving oral or written notice of the termination or postponement to the Depositary and making a public announcement of the termination or postponement. Our reservation of the right to delay payment for shares that we have accepted for payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 7 have occurred or are deemed by us to have occurred, to amend the offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the offer to holders of shares or by decreasing or increasing the number of shares being sought in the offer). Amendments to the offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the amendment must be issued no later than 9:00 a.m., Eastern time, on the first business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of the change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to the Dow Jones News Service or comparable service.

     If we materially change the terms of the offer or the information concerning the offer, or if we waive a material condition of the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act. These rules provide that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. If:

     (1) we increase or decrease the price to be paid for shares, or increase or decrease the number of shares being sought in the offer and, in the event of an increase in the number of shares being sought, the increase exceeds 2% of the outstanding shares of our common stock, and

     (2) the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of an increase or decrease is first published, sent or given in the manner specified in this Section 15, then, in each case, the offer will be extended until the expiration of a period of ten business days. For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or Federal holiday and consists of the time period from 12:01 am through 5:00 p.m., Eastern time.

16. FEES AND EXPENSES.

     We have retained MacKenzie Partners, Inc. to act as Information Agent and Registrar and Transfer Company to act as Depositary in connection with the offer. The Information Agent may contact holders of shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by us for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the offer, including liabilities under the federal securities laws.

     We will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Information Agent as described above) for soliciting tenders of shares pursuant to the offer. Shareholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs may apply if shareholders tender shares through the brokers or banks and not directly to the Depositary. We will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent or the agent of, the Information Agent or the Depositary for purposes of the offer. We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of shares except as otherwise provided in Instruction 6 in the Letter of Transmittal.

17. MISCELLANEOUS.

     We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer or the acceptance of shares pursuant to the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with the applicable law. If, after a good faith effort, we cannot comply with the applicable law, the offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of shares residing in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer will be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of the jurisdiction.

     Pursuant to Rule 13e-4 promulgated under the Exchange Act, we have filed with the SEC an Issuer Tender Offer Statement on Schedule TO, which contains additional information relating to the offer. The Schedule TO, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner set forth in Section 11 with respect to information concerning us.

     Tendering shareholders should rely only on the information contained in this document or to which we have referred them. We have not authorized anyone to provide tendering shareholders with information or make any representation on behalf of us in connection with this offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If given or made, tendering shareholders should not rely on that information or representation as having been authorized by us.

                                          WOLOHAN LUMBER CO.

August 7, 2001

     Manually signed facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by each shareholder or such shareholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

                        THE DEPOSITARY FOR THE OFFER IS:

                         REGISTRAR AND TRANSFER COMPANY

          By Mail:                By Overnight Delivery:            By Hand Delivery:
Registrar & Transfer Company   Registrar & Transfer Company    c/o The Depository Trust Co
      10 Commerce Drive              10 Commerce Drive             Transfer Agent Drop
     Cranford, NJ 07016             Cranford, NJ 07016           55 Water St., 1st Floor
                                                              New York, New York 10041-0099

                            Facsimile Transmission:

                                 (908) 497-2311

                   Confirm Receipt of Facsimile by Telephone:

                              (908) 497-2300 x2556

     Tendering shareholders may request additional copies of this offer, the Letter of Transmittal or the Notice of Guaranteed Delivery and direct questions and requests for assistance to the Information Agent at its address and telephone numbers set forth below.

                    THE INFORMATION AGENT FOR THE OFFER IS:

                        [MACKENZIE PARTNERS, INC. LOGO]
                                156 Fifth Avenue
                            New York, New York 10010
                          proxy@mackenziepartners.com
                         (212) 929-5500 (call collect)
                                       or
                            Toll-Free (800) 322-2885